

5 July 2005



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



05009629

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

SUPPL

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 5th of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050705

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

4 July 2005

12. Total holding following this notification

476,784,017 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

3.68% of the A ordinary shares of 1p

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

5 July 2005



Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

our ref: mytravel0407

4 July 2005

The Company Secretary
MYTRAVEL GROUP PLC - A SHRS
Parkway One
300 Princess Road
Manchester, M14 7QU
United Kingdom

Dear Sir

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

Duly authorised for and on behalf of the notifying companies

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Name	Address
Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: **MyTravel Group Plc** Date: **30th June, 2005**

Class of Shares: **1p 'A' Ordinary Shares**

Total Interest held by: **Merrill Lynch Investment Managers Group Limited** **46,757,136 (0.41%)**

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (DES & UNDES)	34,937,600		No
Merrill Lynch Pension Nominees Limited A/C Noncert	11,819,536		Yes
TOTAL	46,757,136		

Second attachment

Company : MYTRAVEL GROUP PLC as of: June 30, 2005

Class of shares A SHARES

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

		Requisite details in respect of shares additional to those shown in the first attachment	
Company	**Aggregate number of shares interested in**	**Number and (if known) registered holder**	**Interest within section 208 (5) Companies Act 1985?**
Merrill Lynch & Co., Inc	476,784,017	430,026,881	0
Merrill Lynch Group, Inc	46,757,136	0	0

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	140,154,793
Chase GA Group Nominees Ltd	114,784,226
CUIM Nominee Ltd	122,232,824
Chase Nominees Ltd	14,416,602
Total	391,585,445

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

4 July 2005

12. Total holding following this notification

391,585,445 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

3.02% of the A ordinary shares of 1p

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux, Assistant Company Secretary

Date of notification

5 July 2005

The Company Secretary
MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
MANCHESTER
M14 7QU

Direct Line: 01603 843362
Fax: 01603 680660
Our Ref: GRU/AC

4 July 2005

Dear Sir

MYTRAVEL GROUP PLC (THE "COMPANY") – SEDOL B054QP3

This notification is prompted by purchases totalling 49,297,468 on 1 July 2005.

This notification relates to issued 'A' ordinary shares of GBP0.01 each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. **Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).**

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 391,585,445 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. **Notification on behalf of Aviva plc.**

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 391,585,445 shares giving the Aviva group a total percentage interest in the shares of 3.24%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

If you require further information as to which companies in the Aviva group hold interests in the shares (by virtue of s.203 of the Act) please submit a written request and we will be happy to supply this information.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter. If you wish us to confirm the level of holdings in these categories, please let us know.

Yours faithfully



Abby Condick
for and on behalf of
Aviva plc

The Company Secretary
MyTravel Group plc

4 July 2005

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	140,154,793	(Material)
Chase GA Group Nominees Ltd	114,784,226	(Material)
Chase Nominees Ltd	14,413,602	(Material)
CUIM Nominee Ltd	122,232,824	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.24%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 12,100,845,147





MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

4 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29th & 30th of June 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050704

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Ac
MyTravel Group plc	Holding(s) in Company		10:53 30 Jun 05	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held l them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

27 June 2005

11. Date company informed

29 June 2005

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notificatioı

Mike Vaux – Assistant Company Secretary

Date of notification

30 June 2005

END

Done

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 29 June 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** 0161 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: David Edwards

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries. please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

29 June 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 27 June 2005 Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



David Edwards
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority
A member of the London Stock Exchange

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status list 

Announcement Details

Company	Headline	Embargo	Last Update	Ac
MyTravel Group plc	Holding(s) in Company		10:49 30 Jun 05	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held I them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

29 June 2005

12. Total holding following this notification

364,144,107 1p ordinary shares

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notificatio

Mike Vaux, Assistant Group Company Secretary

Date of notification

30 June 2005

END

status list 

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	Andrew Anderson
Date	29 June 2005
Total pages	2 **(including this header)**

If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards



Andrew Anderson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc

Authorised by: (1)  (2) ____________

Cost Centre 0840930010

Expenses A/C

Central Compliance

BY FAX AND POST

Deutsche Bank 

29 June 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 12,061,540,967 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 364,144,107 A ordinary shares of MyTravel Group Plc, amounting to 3.02%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay or Andrew Anderson in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

Z:\E CENTRAL$\Position Monitoring\Significant Shareholdings\UK Proprietary\2005\MyTravelAShares 2005-06-29 letter.doc
AJA

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status list

Announcement Details

Company	Headline	Embargo	Last Update	Ac
MyTravel Group plc	Holding(s) in Company		15:38 1 Jul 05	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held l them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

30 June 2005

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notificatio

Mike Vaux, Assistant Group Company Secretary

Date of notification

1 July 2005

END

---

status list 



FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	Andrew Anderson
Date	30 June 2005
Total pages	2 **(including this header)**

If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2005\my travel a sharesfx.doc

Authorised by: (1) __________ (2) __________

Cost Centre 0840930010 Expenses A/C

Central Compliance



Deutsche Bank

BY FAX AND POST

30 June 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8532
Direct Fax: 020 7547 3838

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 29 June 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 12,061,540,967 A ordinary shares, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the A ordinary shares of MyTravel Group Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay or Andrew Anderson in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

Z:\E CENTRAL$\Position Monitoring\Significant Shareholdings\UK Proprietary\2005\MyTravelAShares 2005-06-30 letterin.doc
AJA





MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

4 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 1st of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050704.1

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status list 

Announcement Details

Company	Headline	Embargo	Last Update	Ac
MyTravel Group plc	Director/PDMR Shareholding		16:19 1 Jul 05	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSON

1. Name of company

MyTravel Group plc

2. Name of director

Sir Tom Farmer

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held l them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether g co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

20,000,000

8. Percentage of issued class

0.166%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

1p Ordinary shares

12. Price per share

5.7734p

13. Date of transaction

1 July 2005

14. Date company informed

1 July 2005

15. Total holding following this notification

25,186,935

16. Total percentage holding of issued class following this notification

0.2088%

If a director has been granted options by the company please complete the following b

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exe

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Greg McMahon, Group Company Secretary, 0161 232 6515

25. Name and signature of authorised company official responsible for making this notificatio

Greg McMahon, Group Company Secretary

Date of Notification

1 July 2005


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Announcement Details

Company	Headline	Embargo	Last Update	Ac
MyTravel Group plc	Director/PDMR Shareholding		16:18 1 Jul 05	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSON

1. Name of company

MyTravel Group plc

2. Name of director

Michael Beckett

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held I them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether g co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

250,000

8. Percentage of issued class

0.0021%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

1p Ordinary shares

12. Price per share

5.7p

13. Date of transaction

30 June 2005

14. Date company informed

30 June 2005

15. Total holding following this notification

750,000

16. Total percentage holding of issued class following this notification

0.0062%

If a director has been granted options by the company please complete the following b

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exe

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Greg McMahon, Group Company Secretary, 0161 232 6515

25. Name and signature of authorised company official responsible for making this notificatio

Greg McMahon, Group Company Secretary

Date of Notification

1 July 2005

status list 

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

MyTravel Group plc

2. Name of director

Peter McHugh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

850,000

8. Percentage of issued class

0.007%

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

Nil

11. Class of security

1p Ordinary shares

12. Price per share

5.88p

13. Date of transaction

1 July 2005

14. Date company informed

1 July 2005

15. Total holding following this notification

869,774

16. Total percentage holding of issued class following this notification

0.0072%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Greg McMahon, Group Company Secretary, 0161 232 6515

25. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary



Date of Notification

1 July 2005